SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES BUSINESS PLUS

EUROPEAN BUSINESSES TO SAVE MILLIONS WITH RYANAIR

Ryanair, Europe's favourite low cost airline, today (27 Aug) unveiled Ryanair Business Plus, offering Europe's business travellers a tailored suite of travel benefits.

With Ryanair Business Plus, customers can enjoy:

• Flexibility on ticket changes
• 20kg checked-in bag allowance
• Fast track airport security at selected airports
• Priority boarding
• Premium seats

Business Plus is the latest in a long line of customer improvements and with more than 25% of its customers travelling on business, Ryanair continues to refine Europe's best business service, with the lowest fares, biggest route network and more city airport routes. Ryanair will soon launch a second GDS partnership, to complement its dedicated corporate and groups service, which will allow even more businesses access to its low fares, saving European companies millions in travel expenses every year.

Starting from just €69.99, Ryanair Business Plus is available to book on the Ryanair.com website today, with further information available at www.ryanair.com/ie/business-plus

Ryanair's Chief Marketing Officer, Kenny Jacobs said:

"Ryanair is delighted to launch Ryanair Business Plus, offering business and corporate travellers a tailored package, including flexible ticket changes, a 20kg bag allowance, fast-track at airports, priority boarding and premium seating.

Businesses are becoming smarter with their travel and over 25% of our customers already travel on business, choosing Ryanair for our low fares, industry-leading punctuality and the largest route network in Europe. We now offer even more business routes, connecting Europe's major cities with additional flights and improved schedules, ensuring great savings for businesses of all sizes.

Our commitment to the improvement of our customer experienceunder our 'Always Getting Better' programme continues, following the introduction of allocated seating, a free second carry-on bag, reduced fees, a new website, a brand new app with mobile boarding passes, and our dedicated family service, Ryanair Family Extra.

This launch of Ryanair Business Plus, combined with our new groups and corporate service, and partnership with Travelport GDS - with a second GDS partner to be announced soon - will make business travel with Ryanair ever simpler, as we continue to offer so much more than just the lowest fares."

ENDS

For further information
please contact:                     Robin Kiely                                           Joe Carmody
                                                Ryanair Ltd                                          Edelman Ireland
                                                Tel: +353-1-9451212                         Tel: +353-1-6789 333
                                                press@ryanair.com                            ryanair@edelman.com
                                                Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 August, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary